THIS SCHEDULE 13D/A IS BEING RE-FILED TO CORRECT AN ERROR IN THE ORIGINAL
   SCHEDULE 13D/A AMENDMENT NO. 16. THE ONLY CHANGES ARE TO CHANGE THE NUMBER "16,969,728" TO "16,508,176" AND "$79.44" TO "$81.61" IN ANNEX I TO EXHIBIT A,
        FOUND IN BOTH EXHIBITS 99.1 AND 99.2, AND TO ATTACH EXHIBIT 99.8.


================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                               (Amendment No. 16)

                    Under the Securities Exchange Act of 1934

                               DELPHI CORPORATION
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    247126105
                                 --------------
                                 (CUSIP Number)

                                 Kenneth Maiman
                            Appaloosa Management L.P.
                           26 Main Street, First Floor
                                Chatham, NJ 07928

                                 (973) 701-7000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 7, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Investment Limited Partnership I

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220838
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                     (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,716,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,716,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       101,333,062 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.04% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,414,861 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Palomino Fund Ltd.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       98-0150431
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                     (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                24,284,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                24,284,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       97,901,062 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.43% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,414,861 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Management L.P.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220835
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                     (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,617,062 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.36% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,414,861 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Appaloosa Partners Inc.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       22-3220833
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                     (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,617,062 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.36% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,414,861 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

SCHEDULE 13D

-------------------
CUSIP No. 247126105
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       David A. Tepper

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                     (b) [X] (1)
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                52,000,000
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                52,000,000
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       125,617,062 (2)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.36% (2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
------ -------------------------------------------------------------------------

----------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Harbinger, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,414,861 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

     This Amendment No. 16 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on March 16, 2006 by the Reporting Persons (as defined in the Initial Schedule 13D), as amended on August 1, 2006, August 29, 2006, December 19, 2006, January 18, 2007, March 2, 2007, March 12, 2007, May
15, 2007, July 6, 2007, July 10, 2007, July 20, 2007, July 23, 2007, August 3,
2007, November 2, 2007, November 8, 2007 and November 16, 2007 relates to the common stock, $0.01 par value per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Issuer"), and is being filed to amend the Reporting Persons' previously-filed Schedule 13D as specifically set forth below.

     Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Reporting Person, as such term is defined in Item 2 of the Initial Schedule 13D.

     Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4 is hereby amended by adding the following:

     December 7th Proposal

     On December 7, 2007, the New Proposing Investors delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the "December 7th Proposal"). The December 7th Proposal contemplates that the New Proposing Investors would enter into an amendment (the "December 7th Amendment") to the New Investment Agreement, which contemplates a revised plan of reorganization for the Issuer. A copy of the December 7th Proposal is attached hereto as Exhibit 36.

     Equity Investment. Under the terms of the New Investment Agreement, as amended by the December 7th Amendment (the "December 7th Investment
Agreement") on the terms and subject to the conditions of the December 7th Investment Agreement, the New Proposing Investors would purchase an aggregate of approximately $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Proposing Investor would purchase for $38.39 per share, each New Proposing Investor's proportionate share of 4,558,479 shares of the reorganized Issuer's new common stock (the "December 7th Direct Subscription Shares"); (ii) each Co-Investor would purchase for $42.58 per share, each Co-Investor's proportionate share of approximately $400 million of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "December 7th Series B Preferred Stock"); and (iii) ADAH would purchase for $42.20 per share, 9,478,887 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock. The number of December 7th Direct Subscription Shares and December 7th Series B Preferred Stock to be purchased by each New Proposing Investor is set forth on Schedule 2 to the December 7th Amendment.

     Additionally, on the terms and subject to the conditions of the December 7th Investment Agreement, the New Proposing Investors would purchase any shares of the reorganized Issuer's new common stock that was not subscribed for pursuant to an approximately $1.575 billion rights offering that would be made available to Eligible Holders. In accordance with the December 7th Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights, which would be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

     Altogether, the New Proposing Investors could invest up to an aggregate of approximately $2.55 billion in the reorganized Issuer. The December 7th Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Proposing Investors of certain termination rights, all of which are more fully described in the December 7th Investment Agreement.

     The New Proposing Investors are entitled to payment of certain commitment fees and would be entitled to an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the December 7th Investment Agreement.

     On December 6 and 7, 2007, the Bankruptcy Court held a hearing on Delphi's motion for the approval of the December 7th Investment Agreement and the related Disclosure Statement which describes the Issuer's plan of reorganization and contains certain other disclosures. On December 7, 2007, the Bankruptcy Court granted the motion to approve the December 7th Investment Agreement. On December 10, 2007, the Bankruptcy Court granted the motion to approve the Disclosure Statement and the New Proposing Investors and the Issuer executed the December 7th Amendment. Copies of the December 7th Amendment and commitment letters are attached hereto as Exhibit 37, Exhibit 38, Exhibit 39 and Exhibit 40, respectively.

     New Waiver Letter. On December 7, 2007, the New Proposing Investors and the Issuer entered into a letter agreement (the "December 7th Waiver Letter") setting forth the parties' understandings with regard to certain provisions of the New Investment Agreement. A copy of the December 7th Waiver Letter is attached hereto as Exhibit 41.

     Plan of Reorganization. Attached as Exhibit B to the December 7th Amendment is the Issuer's proposed plan of reorganization (the "December 7th Plan"), which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

     Corporate Governance Structure. The term sheets for the December 7th Series B Preferred Stock and the Series A-1 Senior Convertible Preferred Stock to be issued to ADAH in connection with the December 7th Plan provide for a corporate governance structure for the reorganized Issuer. The corporate governance structure for the reorganized Issuer will be the same as that set forth previously in the description of the New Investment Agreement entered into on August 3, 2007.

     Revised New Investor Letter Agreement. On December 7, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended is attached hereto as Exhibit 42. The amended Letter Agreement replaces the Letter Agreement attached as Exhibit 21 to the Schedule 13D/A filed July 20, 2007.

     GS Letter Agreement. On December 7, 2007, ADAH and GS entered into a letter agreement setting forth the parties' understandings with regard to certain potential future sales of shares of the reorganized Issuer purchased by GS pursuant to the December 7th Investment Agreement. A copy of the revised GS Letter Agreement is attached hereto as Exhibit 43 and replaces the GS Letter Agreement attached as Exhibit 35 to the Schedule 13D/A filed November 16, 2007.

     Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the December 7th Investment Agreement and the amended Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the December 7th Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

     This Amendment is not a solicitation for votes on the Issuer's plan of reorganization.

Item 5 is amended and restated as follows:

     (a) - (b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of December 1, 2007.

                                Number of Shares     Number of Shares
                                 Beneficially       Beneficially Owned    Aggregate Number
                                  Owned  with              with               of Shares
                                Sole Voting and     Shared Voting and       Beneficially
Name                            Dispositive Power   Dispositive Power        Owned (1)
----------------------------   ------------------   ------------------   ------------------
Appaloosa Investment Limited
 Partnership I                                  0           27,716,000          101,333,062
Palomino Fund, Ltd.                             0           24,284,000           97,901,062
Appaloosa Management L.P.                       0           52,000,000          125,617,062
Appaloosa Partners Inc.                         0           52,000,000          125,617,062
David A. Tepper                                 0           52,000,000          125,617,062

     Pursuant to Rule 13d-5(b)(1), the Reporting Persons are deemed to be the beneficial owner of shares of Common Stock beneficially owned by the Co-Investors. Other than as described in Item 4, the Reporting Persons do not have any agreement regarding the voting or disposition of such shares. The number of shares of Common Stock beneficially owned by each of the other New Investors, based on information filed with the Securities and Exchange Commission by each such Co-Investor, is set forth in Items 11 and 13 on the cover pages of this Amendment.

     (c) None of the Reporting Persons has purchased or sold Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

----------
(1) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Harbinger, Merrill, UBS, Pardus and GS. Based on information filed with the Securities and Exchange Commission, Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,459,280 shares, UBS AG beneficially owns 4,414,861 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 shares and GS beneficially owns 14,892,921 shares.

Item 6 is hereby amended by adding the following:

     On December 7, 2007, the New Proposing Investors delivered the December 7th Proposal to the Issuer, which the Issuer accepted.

     On December 7, 2007, the New Proposing Investors and the Issuer entered into the December 7th Waiver Letter.

     On December 7, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus entered into an amended Letter Agreement, which became effective when the December 7th Investment Agreement became effective and which supersedes the Letter Agreement.

     On December 7, 2007, ADAH and GS entered into the revised GS Letter Agreement which supersedes the GS Letter Agreement.

     On December 10, 2007, after approval by the Bankruptcy Court, the New Proposing Investors and Issuer entered into the December 7th Amendment and [ADAH and Appaloosa, Del-Auto and Harbinger, Pardus and Pardus DPH, and the Issuer] entered into certain commitment letters thereunder.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7 is amended to add the following exhibits:

     36 Proposal Letter (attaching form of Second Restated First Amendment to the Equity Purchase and Commitment Agreement, form of Equity Commitment Letters and those changed pages to the Plan and disclosure statement changed since December 3, 2007), dated December 7, 2007 among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus DPH Holding LLC.

     37 Second Restated First Amendment to the Equity Purchase and Commitment Agreement, dated December 10, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation.

     38 Letter Agreement, dated December 10, 2007, from Appaloosa Management L.P. to A-D Acquisition Holdings, LLC.

     39 Letter Agreement, dated December 10, 2007, from Pardus Special Opportunities Master Fund L.P. to Pardus DPH Holding LLC.

     40 Letter Agreement, dated December 10, 2007, from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investment Company Ltd.

     41 Equity Purchase and Commitment Agreement Waiver Letter, dated December 7, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation.

     42 Letter Agreement, dated December 7, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and Pardus Special Opportunities Master Fund L.P.

     43 Letter Agreement, dated December 7, 2007, from A-D Acquisition Holdings, LLC to Goldman, Sachs & Co.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2007


                                                  APPALOOSA INVESTMENT LIMITED
                                                  PARTNERSHIP I


                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its General Partner


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  PALOMINO FUND LTD.


                                                  By: APPALOOSA MANAGEMENT L.P.,
                                                  Its Investment Adviser


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA MANAGEMENT L.P.


                                                  By: APPALOOSA PARTNERS INC.,
                                                  Its General Partner


                                                  By: /s/ David A. Tepper
                                                      --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                                  APPALOOSA PARTNERS INC.


                                                  By: /s/ David A. Tepper
                                                      --------------------------

                                                  Name:  David A. Tepper
                                                  Title: President


                `                                 /s/ David A. Tepper
                                                  ------------------------------
                                                  David A. Tepper

EXHIBIT INDEX

     36 Proposal Letter (attaching form of Second Restated First Amendment to the Equity Purchase and Commitment Agreement, form of Equity Commitment Letters and those changed pages to the Plan and disclosure statement changed since December 3, 2007), dated December 7, 2007 among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co. and Pardus DPH Holding LLC.

     37 Second Restated First Amendment to the Equity Purchase and Commitment Agreement, dated December 10, 2007, among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation.

     38 Letter Agreement, dated December 10, 2007, from Appaloosa Management L.P. to A-D Acquisition Holdings, LLC.

     39 Letter Agreement, dated December 10, 2007, from Pardus Special Opportunities Master Fund L.P. to Pardus DPH Holding LLC.

     40 Letter Agreement, dated December 10, 2007, from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investment Company Ltd.

     41 Equity Purchase and Commitment Agreement Waiver Letter, dated December 7, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co., Pardus DPH Holding LLC and Delphi Corporation.

     42 Letter Agreement, dated December 7, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and Pardus Special Opportunities Master Fund L.P.

     43 Letter Agreement, dated December 7, 2007, from A-D Acquisition Holdings, LLC to Goldman, Sachs & Co.